July 1, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn:	Filing Desk

Re:	The Princeton Review, Inc. Application For Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-3 (File No. 333-158296)

Ladies and Gentlemen:

On March 30, 2009, The Princeton Review, Inc., a company organized under the laws of the State of Delaware (the “Company”), filed Registration Statement No. 333-158296 on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement was declared effective on May 7, 2009.

The Registration Statement was filed in connection with the potential resale of 2,000,000 shares of the Company’s common stock, par value $0.01 par value per share, previously issued to Mr. John S. Katzman. Pursuant to a Registration Agreement by and between the Company and Mr. Katzman, the Company is obligated to keep the Registration Statement effective for a period of sixty (60) days. The sixty (60) day period will expire on July 6, 2009.

Pursuant to Rule 477 under the Securities Act of 1933, the Company hereby applies for the withdrawal of the Registration Statement effective as of 5:00 p.m. on July 6, 2009 and requests that the Commission consent thereto.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is in accordance with the terms of the Registration Agreement between the Company and Mr. Katzman and is otherwise consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Company understands that such fees will not be returned to it.

If you have any questions regarding this letter, please contact me at 508-663-5081.

Sincerely, THE PRINCETON REVIEW, INC.

By:	/s/ Neal S. Winneg
Neal S. Winneg Executive Vice-President and Secretary